Exhibit 99.1

AFFIMED N.V.

Index to Condensed Consolidated Financial Statements

Unaudited condensed consolidated statement of comprehensive income / (loss)	2
Condensed consolidated statement of financial position	3
Unaudited condensed consolidated statement of cash flows	4
Unaudited condensed consolidated statement of changes in equity	5
Notes to the consolidated financial statements	6

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

		For the three months ended September 30		For the nine months ended September 30
	Note	2015	2016	2015	2016
		(in € thousand)
Revenue	3	1,155	938	5,903	4,943
Other income – net	4	298	19	631	143
Research and development expenses	8	(6,448)	(8,760)	(14,974)	(24,456)
General and administrative expenses	8	(2,068)	(2,181)	(5,592)	(6,239)
Operating (loss)		(7,063)	(9,984)	(14,032)	(25,609)
Finance income / (costs) – net	5	(193)	(311)	108	(1,183)
Loss before tax		(7,256)	(10,295)	(13,924)	(26,792)
Income taxes		(36)	0	(36)	(2)
Loss for the period		(7,292)	(10,295)	(13,960)	(26,794)
Total comprehensive loss		(7,292)	(10,295)	(13,960)	(26,794)
Loss per share in € per share (undiluted = diluted)		(0.24)	(0.31)	(0.52)	(0.81)

The Notes are an integral part of these consolidated financial statements.

AFFIMED N.V.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	December 31, 2015	September 30, 2016
			(unaudited)
		(in € thousand)
ASSETS
Non-current assets
Intangible assets		72	64
Leasehold improvements and equipment		915	845
		987	909
Current assets
Inventories		228	253
Trade and other receivables		915	2,337
Other assets	6	452	603
Financial assets	7	0	13,440
Cash and cash equivalents		76,740	35,693
		78,335	52,326
TOTAL ASSETS		79,322	53,235

EQUITY AND LIABILITIES
Equity
Issued capital		333	333
Capital reserves		187,169	189,888
Accumulated deficit		(120,228)	(147,022)
Total equity		67,274	43,199
Non current liabilities
Borrowings	9	3,104	1,685
Total non-current liabilities		3,104	1,685

Current liabilities
Trade and other payables		4,444	6,327
Borrowings	9	1,472	1,959
Deferred revenue	3	3,028	65
Total current liabilities		8,944	8,351
TOTAL EQUITY AND LIABILITIES		79,322	53,235

The Notes are an integral part of these consolidated financial statements.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		For the nine months ended September 30
	Note	2015	2016
		(in € thousand)
Cash flow from operating activities
Loss for the period		(13,960)	(26,794)
Adjustments for the period:
Income taxes		36	2
Depreciation and amortisation		240	293
Share based payments	8	1,453	2,719
Finance income / costs – net	5	(108)	1,183
		(12,339)	(22,597)
Change in trade and other receivables		(508)	(1,398)
Change in inventories		(40)	(25)
Change in other assets	6	0	(151)
Change in trade, other payables and deferred revenue		(1,218)	(1,080)
Cash used in operating activities		(14,105)	(25,251)
Interest received		5	60
Paid interest		(426)	(355)
Net cash used in operating activities		(14,526)	(25,546)

Cash flow from investing activities
Purchase of intangible assets		(10)	(21)
Purchase of leasehold improvements and equipment		(204)	(194)
Cash paid for investments in financial assets	7	0	(27,088)
Cash received from maturity of financial assets		0	13,536
Net cash used for investing activities		(214)	(13,767)

Cash flow from financing activities
Proceeds from issue of common shares		37,524	0
Transactions costs related to issue of common shares		(3,090)	0
Repayment of borrowings	9	0	(1,079)
Cash flow from financing activities		34,434	(1,079)

Net changes to cash and cash equivalents		19,694	(40,392)
Cash and cash equivalents at the beginning of the period		39,725	76,740
Exchange-rate related changes of cash and cash equivalents		1,006	(655)
Cash and cash equivalents at the end of the period		60,425	35,693

The Notes are an integral part of these consolidated financial statements.

AFFIMED N.V.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Issued capital	Capital reserves	Accumulated deficit	Total equity
		(in € thousand)
Balance as of January 1, 2015		240	131,544	(99,989)	31,795
Issue of common shares		57	33,433		33,490
Exercise of share based payment awards		2	942		944
Equity-settled share based payment awards	8		1,453		1,453
Loss for the period				(13,960)	(13,960)

Balance as of September 30, 2015		299	167,372	(113,949)	53,722

Balance as of January 1, 2016		333	187,169	(120,228)	67,274
Equity-settled share based payment awards	8		2,719		2,719
Loss for the period				(26,794)	(26,794)

Balance as of September 30, 2016		333	189,888	(147,022)	43,199

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

1.	Reporting entity

Affimed N.V. (in the following Affimed or Company) is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The condensed consolidated financial statements of Affimed as of and for the period ended September 30, 2016 comprise the Company and its wholly owned and controlled subsidiaries Affimed GmbH, Heidelberg, Germany (formerly Affimed Therapeutics AG), AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA.

Affimed is a clinical-stage biopharmaceutical group focused on discovering and developing targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer research that seeks to harness the body’s own immune system to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three and nine months ended September 30, 2016 and 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at December 31, 2015.

The interim financial statements were authorized for issuance by the management board on November 2, 2016.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group's accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

Functional and presentation currency

These interim financial statements are presented in euro, which is the Company’s functional currency. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2015 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

A number of amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2016, and have been applied in preparing these financial statements.

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

Standard/interpretation	Effective Date(1)
Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IAS 16, 38 Clarification of acceptable methods of depreciation and amortization	January 1, 2016
Amendments to IAS 1 Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, 12 and IAS 28 Investment Entities	January 1, 2016
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(1)	Shall apply for periods beginning on or after the effective date.

None of these amendments to standards and new or amended interpretations had an effect on the interim consolidated financial statements of the Group.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2016, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date(1)
IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IAS 7 Disclosure Initiative	January 1, 2017
IFRS 16 Leases	January 1, 2019
Clarifications to IFRS 15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of Share- based Payment Transactions	January 1, 2018

(1)	Shall apply for periods beginning on or after the effective date.

The Company has not yet determined if any of these amendments to standards and new or amended interpretations will have an effect on its financial statements.

3.	Revenue

Collaboration agreement Amphivena

Affimed was party to a collaboration with Amphivena Therapeutics Inc., San Francisco, USA (in the following Amphivena). The purpose of the collaboration was the development of a product candidate for hematological malignancies. The collaboration included a License and Development Agreement between Amphivena and Affimed, which expired when Amphivena obtained the approval of an investigational new drug application (IND) from the FDA in July 2016.

Pursuant to the license and development agreement between Affimed and Amphivena, Affimed granted a license to intellectual property and agreed to perform certain services for Amphivena related to the development of a product candidate for hematological malignancies. In consideration for the research and development work that was performed, Amphivena was required to pay to Affimed service fees totaling approximately €16.0 million payable according to the achievement of milestones and phase progressions as described under the license and development agreement. Since the expiration of the agreement, the parties have been closing out the collaboration by exchanging documentation and transferring materials and third party contracts.

Affimed recognized revenue of €8.6 million upon achievement of three milestones consisting of the earned milestone payments of €9.0 million less Affimed’s share in funding Amphivena of €0.4 million. In the first quarter of 2015, the Group recognized revenue of €2.4 million for the achievement of the third milestone (such amount had been previously received in cash in 2014 and deferred until the milestone was achieved).

After the achievement of the third milestone, the Group continued to provide research and development services to Amphivena for nonrefundable advance payments of €7.5 million in the aggregate, payable in three installments

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

(€1.3 million, €4.2 million and €2.0 million). Revenue for these research and development services is recognized, net of Affimed’s share in funding Amphivena, over the service performance period. The first two installments of €5.2 million (€5.5 million, net of Affimed’s share of €0.3 million) were received in 2015, and an additional amount of €0.5 million was received in October 2016: €1.5 million as partial payment for the third installment, net of Affimed’s share of €1.0 million in an additional financing of Amphivena by Amphivena’s existing investors. Affimed has committed to invest up to an additional €0.5 million in Amphivena.

The Company recognized €0.6 million and €3.4 million as revenue for research and development services in the three and nine months ended September 30, 2016, net of Affimed’s share in funding Amphivena while services were provided under the license and development agreement (2015: €0.5 million and €3.4 million).

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific TandAb. Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons to not continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Group’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

The Company achieved several milestones and recognized revenue for related payments of €0.4 million in the nine months ended September 30, 2016 (2015: €1.6 million).

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable, upfront technology access or research funding fees and milestone payments. The Group recognized €0.3 million and €1.1 million as revenue in the three and nine months ended September 30, 2016 (2015: €0.7 million and €1.0 million).

4.	Other income and expenses - net

Other income and expense, net mainly comprises income from government grants for research and development projects of €22 and €156 in the three and nine months ended September 30, 2016 (2015: €282 and €648).

5.	Finance income and finance costs

	Three months ended September 30, 2015	Three months ended September 30, 2016	Nine months ended September 30, 2015	Nine months ended September 30, 2016
Interest Perceptive Loan Agreement	-181	-214	-517	-615
Foreign exchange differences	-14	-129	623	-647
Other finance income/finance costs	2	32	2	79
Finance income/costs – net	-193	-311	108	-1,183

6.	Other assets

Other assets of €603 comprise deferred expenses and upfront payments related to short-term research projects of €334 (December 31, 2015: €300) and a prepayment of €269 related to probable future equity transactions (December 31, 2015: €152).

7.	Financial assets

Financial assets include certificates of deposit denominated in U.S. dollars ($15 million).

8.	Share-based payments

Under the ESOP 2014, the Company granted 1,110,750 and 1,778,095 options in the three and nine months ended September 30, 2016 to certain members of the Management Board, the Supervisory Board, consultants and employees. The majority of the awards vest in installments over three years, and the final exercise date of the options is 10 years after the grant date of the instruments.

As of September 30, 2016, 3,044,345 ESOP 2014 awards were outstanding (December 31, 2015: 1,350,000), 736,500 awards (December 31, 2015: 259,583) were vested. 83,750 ESOP 2014 awards forfeited due to termination of employment, and no options were exercised. The options outstanding at September 30, 2016 had exercise prices ranging from $2.51 to $13.47 (December 31, 2015: $5.18 to $13.47).

Affimed N.V.
Notes to the consolidated financial statements
(in € thousand)

In the three and nine months ended September 30, 2016, compensation expense of €934 and €2,719 was recognized (2015: €671 and €1,453) affecting research and development expenses by €214 and €909 (2015: €180 and €419) and general and administrative expenses by €720 and €1,810 (2015: €491 and €1,033).

9.	Borrowings

Perceptive loan agreement

In July 2014, the Company entered into a credit facility agreement of $14 million and drew an amount of $5.5 million as of July 31, 2014. In 2015, the Company and Perceptive agreed to cancel the option to draw the outstanding facility of $8.5 million. Repayment started in April 2016 in monthly installments of $200, with the final balance due in August 2018.

Finance costs comprise interest of an annual rate of LIBOR plus a margin of 9%, and an arrangement fee in the amount of 2% of the facility. In addition, the Company issued 106,250 warrants to the lender. The warrants are convertible into common shares of the Company with a strike price of $8.80. Upon initial recognition, the fair value of the warrant of €613 was recognized in equity, net of tax of €183. Fair value was determined using the Black-Scholes-Merton formula, with an expected volatility of 65% and an expected time of six years to exercise of the warrant. The contractual maturity of the warrant is ten years.

The loan is collateralized by shares in AbCheck s.r.o., certain bank accounts, receivables and certain intellectual property rights with a total carrying amount of €20,196.

The loan is measured at amortized cost using the effective interest method. Interest costs of €214 and €615 and foreign exchange losses of €19 and €120 have been recognized in profit or loss of the three and nine months ended September 30, 2016 (2015: interest costs of €181 and €517 and foreign exchange gains of €6 and foreign exchange losses of €385). As of September 30, 2016 the fair value of the liability amounts to €3,784 (December 31, 2015: €4,978). Due to the repayment schedule €1,959 (December 31, 2015: €1,472) were classified as current liabilities at September 30, 2016.

10.	Related parties

The supervisory directors of Affimed N.V received compensation for their services on the supervisory board of €90 and €249 in the three and nine months ended September 30, 2016 (2015: €81 and €219). Remuneration of managing directors amounted to €479 and €1,566 (2015: €345 and €1,047), and the Group paid termination benefits of €430 and fees for consulting services of €8 in the three and nine months ended September 30, 2016. Outstanding balances for consulting fees for managing directors amount to €11 as of September 30, 2016 (December 31, 2015: €0).

The Group recognized share-based payment expenses of €138 and €279 for supervisory directors and €644 and €1,777 for managing directors in the three and nine months ended September 30, 2016. In the three and nine months ended September 30, 2015, the Group recognized share-based payment expenses of €211 and €353 for supervisory directors and €334 and €812 for managing directors.

The following table provides the transaction amounts and outstanding balances for consulting or service fees and supervisory board remuneration related to supervisory directors.

	Transaction volume				Outstanding balances
	Three months ended September 30, 2015	Nine months ended September 30, 2015	Three months ended September 30, 2016	Nine months ended September 30, 2016	December 31, 2015	September 30, 2016
Dr. Ulrich Grau	13	13	12	34	13	15
Dr. Ulrich Grau (i-novion)	68	68	20	43	0	0
Dr. Thomas Hecht	31	91	30	87	19	20
Dr. Richard Stead	10	31	10	28	6	7
Berndt Modig	13	38	13	37	9	9
Ferdinand Verdonck	14	46	15	43	11	10
Dr. Bernhard Ehmer	0	0	10	20	0	10